Exhibit 99.1
NewsRelease

Bruce Power - Unit 2 Update

Calgary, Alberta – May 18, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) confirmed today the in-service date of the Bruce A Unit 2 reactor at the Bruce Power nuclear power facility in Ontario will be delayed.

In the lead-up to synchronizing Unit 2 to the electrical grid, an incident occurred in the generator system that caused some damage.  The incident happened on the non-nuclear side of Bruce’s operations.  An analysis of the situation is underway and will be followed by a plan that details a repair schedule and updated timelines for an in-service date.  This will likely mean Unit 2 will not be synchronized to the Ontario electrical grid as previously stated in Q2 2012.

Refurbishment of the Unit 1 reactor at Bruce Power is progressing as planned and it is expected to begin commercial operations in mid-third quarter 2012 as previously disclosed.

Bruce Power received authorization from the Canadian Nuclear Safety Commission on March 16, 2012 to power up the Unit 2 reactor, effectively ending the construction and commissioning phases of the project.

TransCanada's share of the total net capital cost for the refurbishment is expected to be approximately $2.4 billion.  It is anticipated this highlighted incident at Bruce will not impact the overall capital cost.  Once the refurbishment is complete, Bruce Power will be one of the world’s largest nuclear facilities, capable of providing more than 6,200 MW or about 25 per cent of Ontario’s power.

Bruce Power consists of two generating stations (Bruce A & B) with each station housing four nuclear reactors. Six of those reactors are currently operational, producing more than 4,700 MW of power. TransCanada owns 49 per cent of Bruce A and 32 per cent of Bruce B.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Management’s Discussion and Analysis dated February 15, 2012 under TransCanada’s profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

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